SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant's name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On December 27, 2009, Korea Electric Power Corporation (“KEPCO”) entered into a contract (the “Contract”) with the Emirates Nuclear Energy Corporation (“ENEC”), a state-owned nuclear energy provider of the United Arab Emirates (“UAE”), to design, build and help operate four civil nuclear power generation units for the United Arab Emirates’ peaceful nuclear energy program (the “Project”), which was subject to international open bidding. The key terms of the Contract are as follows:

•	Contract Amount: US$18.6 billion (as of August 2009), subject to change based on certain price escalation provisions in the Contract.

•	Term of the Contract: December 27, 2009 to May 1, 2020

•	Scope of major services to be provided by the KEPCO and its sub-contractors:

1.	Design and construction of four nuclear power generation units (model APR1400), each with a capacity of 1,400 megawatts;

2.	Supply of nuclear fuel for three fuel cycles including initial loading (with each cycle currently projected to last for approximately 18 months); and

3.	Technical support and training and education of the plant operation personnel.

•	Location of the units: Sila, a region located approximately 330 kilometers from Abu Dhabi, the capital of the United Arab Emirates

•	Target completion dates: First unit (May 2017); second unit (May 2018); third unit (May 2019); and fourth unit (May 2020)

•	Method of project management: ENEC will make monthly payments under the Contract based on construction progress. KEPCO will deliver the four units on a turnkey basis.

•

Division of responsibilities: KEPCO will be the prime contractor under the Contract and responsible for the entire project. KEPCO’s major subcontractors, some of which are KEPCO’s subsidiaries, will carry out the following functions:

Name	KEPCO Ownership	Main Responsibilities
Korea Hydro & Nuclear Power Co., Ltd.	100.0%	Management of Subcontractors
Korea Power Engineering Co., Ltd.	77.9%	Design and engineering for the generation units
Korea Plant Service & Engineering Co., Ltd.	80.0%	Plant Maintenance
Korea Nuclear Fuel Co., Ltd.	96.4%	Supply of Nuclear fuel
Doosan Heavy Industries and Construction Co., Ltd.	None	Supply of nuclear reactor and turbine generator
Hyundai Engineering and Construction Co., Ltd.	None	Construction
Samsung C&T Corporation	None	Construction
Westing House Electric Company	None	Subcontractor of Doosan Heavy Industries and Construction for nuclear reactor
Toshiba Corporation	None	Subcontractor of Doosan Heavy Industries and Construction for turbine generator

•

Equity participation: In order to foster a long-term strategic partnership and stable management of the units following construction, KEPCO currently plans to make an equity investment in an operation company to be established by ENEC. Details of such investment, including its size and structure, remain subject to further negotiation, and KEPCO plans to make further disclosures regarding such investment in due course as appropriate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Treasurer

Date: December 29, 2009